UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment 1)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUTRON CORPORATION
(Name of Subject Company)

SUTRON CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

869380105
(CUSIP Number of Class of Securities)

Raul S. McQuivey
President and CEO
Sutron Corporation
22400 Davis Drive
Sterling, Virginia 20164
 (703) 406-2800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Scott D. Museles
Aaron A. Ghais
Shulman, Rogers, Gandal, Pordy & Ecker, P.A.
12505 Park Potomac Avenue, Suite 600
Potomac, Maryland 20854
(301) 230-5200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Sutron Corporation (“Sutron” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2015 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Satellite Acquisition Corp., a Virginia corporation (“Purchaser”) and wholly-owned indirect subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share of the Company (the “Shares”), at a price of $8.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated June 26, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on the Schedule TO filed by Parent and Purchaser with the SEC on June 26, 2015 (the “Schedule TO”). The Offer to Purchase and the Letter of Transmittal were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended to add as the final sub-section to Section 8 a sub-section entitled “Completion of the Offer” which states the following:

Completion of Offer

The Offer and withdrawal rights expired at 5:00 pm, New York City time, on July 27, 2015.  According to Computershare Trust Company, N.A., the depositary for the Offer, 4,641,766 Shares were validly tendered and not properly withdrawn (not counting as validly tendered Shares tendered through notice of guaranteed delivery and not actually delivered).   A total of approximately  91.3% of the outstanding shares have been tendered into the Offer.  Purchaser has accepted all such validly tendered Shares for payment and has paid or will promptly pay the price of $8.50 per share, net to the seller in cash without interest and less any applicable withholding taxes, for such Shares.

As a result of the purchase of Shares in the Offer, Purchaser and Parent will have sufficient voting power to enable a “short form” merger to be effected under Virginia law.  Accordingly, Purchaser and Parent intend to promptly effect a “short form” merger in which Purchaser will merge with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned indirect subsidiary of Parent.  In the Merger, each remaining Share will be cancelled and (except for shares held by Parent, Purchaser, Sutron and their respective subsidiaries) converted into the right to receive $8.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes.  All of the Shares held by Parent, Purchaser, Company and any of their respective subsidiaries immediately prior to the Merger, will be cancelled without consideration in the Merger.  In addition, in connection with the Merger, the common stock of the Company will cease to be traded on NASDAQ Capital Market.

On July 28, 2015, Sutron issued a joint press release with Hach Company announcing the expiration and results of the Offer.   The full text of the press release is attached hereto as Exhibit (a)(1)(J) and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(J)	Press Release issued by jointly by Sutron Corporation and Hach Company, dated July 28, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2015	SUTRON CORPORATION

	By:	/s/ Raul McQuivey
Raul McQuivey President and CEO